SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 PROFIT OF €49M: GUIDANCE RISES TO €840M-€850M ANNOUNCES €400M SHARE BUY-BACK PROGRAMME STARTING IN FEBRUARY.

Ryanair, Europe's favourite low fares airline today (2 Feb) announced a Q3 net profit of €49m (compared to p.y. Q3 loss of €35m).  Traffic grew 14% to 21m customers as ave fare rose 2% to €40.  Revenues grew 17% to €1,132m while unit costs fell 6% (ex-fuel flat).  Load Factors rose 6% points from 82% to 88% thanks to the continuing success of Ryanair's "Always Getting Better" customer programme and its significantly expanded winter schedule.

Q3 Results (IFRS)	31 Dec, 2013	31 Dec, 2014	Change
Customers	18.3	20.8	+14%
Revenue	€964m	€1,132m	+17%
Net Profit/ (loss)	(€35m)	€49m	+€84m
Basic EPS (€ cent)	(2.50)	3.53	+6.03

Ryanair's CEO, Michael O'Leary, said:

"As 2015 will be Ryanair's 30th year of bringing low fares to Europe, we are pleased to report a Q3 profit of €49m.  These strong results confirm that our "Always Getting Better" customer programme and our expanded business schedules, coupled with our substantial fare and cost advantage over competitor airlines is drawing millions of new customers to Ryanair.

Key milestones in the 3rd quarter include:

• Net profit €49m, (up €84m from p.y. Q3 loss of €35m)
• Traffic up 14%, load factor up 6% points to 88%
• More primary airports and city pairs in expanded winter schedule
• Summer 2015 schedule loaded 2 months earlier
• US web site launched under our AGB programme.
• First 5 of 380 new B737-800 aircraft delivered

Our balance sheet remains one of the strongest in the industry with gross cash of €4.1bn and a net cash balance of €447m.

New Routes and Bases:
Our new winter routes and bases are performing well.  Our significantly expanded winter schedule, which includes more primary airports, city pairs and business friendly frequencies has converted millions of new customers to flying Ryanair.  3 new bases in Bratislava, Copenhagen and Ponta Delgada (Azores) will open in March/April with the benefit of stronger than expected forward bookings as the Ryanair low fare brand is already well known in these countries.

As our new aircraft delivery programme gathers pace, we are now able to capitalise on significant growth opportunities that are available to Ryanair's low fares across Europe.  Our New Routes team are meeting with existing and new airports to finalise allocations of our growing fleet for the winter 2015 schedule.  As many primary airports suffer capacity and traffic cuts from Europe's flag carriers, the growth incentives being offered to Ryanair continue to improve.

30th Birthday in 2015:
May 2015 marks the 30th anniversary of Ryanair's first flight from Waterford to London Gatwick.  Over this 30 year period Ryanair has revolutionised air travel for European consumers/visitors by carrying over 750m customers at our very low fares while encouraging a number of other imitators in Europe (although none of these have been able to match Ryanair's unique low prices).  We are Europe's original, and still its lowest fare airline.  Ryanair has grown to become Europe's largest international passenger airline and we now expect to carry 100m customers in 2015/16 becoming the first EU airline to ever carry over 100m customers in one year.  2015 will see a number of events and special promotional fares to celebrate the 30th birthday of low fares in Europe.

Always Getting Better Programme:
2015 will also be the 2nd year of Ryanair's "Always Getting Better" programme, under which we continue to improve our customer experience and transform our mobile and digital platforms.  In January we opened a US web site (www.ryanair.com/us) making it simpler for millions of American visitors to explore Europe with Ryanair's low fares.  The next big upgrade of our mobile app is scheduled for April.  The Ryanair Labs team is now working to identify and deliver exciting new services for our customers, which will be rolled out during 2015.

In October Amadeus became our latest GDS partner.  Ryanair's Business Plus service and our high frequency winter schedules between many of Europe's major business cities are now visible to travel agents and corporate travel departments across Europe, making it easier for business customers to substantially cut their travel budgets while enjoying the reliability of Ryanair's industry leading on-time performance and customer service.

Hedging:
We have taken advantage of recent dips in oil prices to further extend our fuel hedges into FY17.  We are 90% hedged for FY15 at $95 pbl and FY16 at $92 pbl and are 35% hedged in FY17 at approx. $68 pbl.  Our US$ op-ex is 90% hedged at $1.33 in FY16, and 60% hedged at $1.21 in FY17.  If current rates continue this would deliver an indicative reduction in our fuel cost per passenger of approx. 8% in FY16 and approx. 16% in FY17.  Our capex programme is fully hedged to September 2017 at a rate of $1.35, which locks in significantly lower cost aircraft deliveries over the next 2 years.

Shareholder Returns:
A €520m special dividend (€0.375 per share) will be paid on 27 February.  The shares go "ex-dividend" on 12 February.  The dividend timetable is available on ryanair.com.

In light of our improved profitability and cash flows the Board has now approved a €400m share buy-back programme to commence on 12 Feb next.  This systemic programme will, subject to market conditions, be executed over a 6 month period from Feb to August 2015.

IAG-Aer Lingus:
We have noted the recent announcements made by both IAG and Aer Lingus on the subject of 3 proposals made by IAG to acquire Aer Lingus, and also the statement made by the Board of Aer Lingus plc "that the financial returns are at a level which it would be willing to recommend" subject to various conditions being met.

Since Ryanair has received no formal approach, or offer for our shares in Aer Lingus, we will not engage in any speculation about this proposal, other than to restate our position which is that the Board of Ryanair will carefully consider any such offer, should one be received, from IAG or any other party, in due course.

Full Year Guidance:
As previously guided full year traffic will rise to just over 90m as load factors rise to 87%.  Q4 traffic is expected to grow approx. 25% but ave fares will fall by -6% to -8% as we use lower fares to expand our network and develop our business schedules.  We have noticed a softening in prices for forward bookings during the first weeks of January.  FY unit costs will fall by 5% due to lower oil prices (on our unhedged 10%) and these stronger load factors.  As a result we are raising our FY net profit guidance (was €810m-€830m) to a range of €840m-€850m.

Cautionary Outlook:
We would counsel shareholders and analysts to temper expectations for FY16.  While we are still finalising our budget, we believe that any growth in profits will be modest as our fuel is hedged at $92 pbl whereas some competitors (whose weak balance sheets rendered them unable to hedge forward) will be significant beneficiaries of lower oil prices and this may lead to downward pressure on airfares in 2015/16.  Ryanair's over-riding strategy remains, to be "load factor active - yield passive" so it is important that analysts are mindful of this likely increased price competition when revising their forecasts.  As lower oil prices kick in over the next two years, Ryanair intends to pass on much, if not all, of these savings to our rapidly growing customer base in the form of lower fares and therefore our profit growth expectations will be modest in FY16."

Ends

For further information	Neil Sorahan	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's favourite airline, operating more than 1,600 daily flights from 72 bases, connecting 189 destinations in 30 countries and operating a fleet of more than 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 280 new Boeing 737 aircraft, as well as options for 100 more Boeing 737 MAX 200s, which will enable Ryanair to lower fares and grow traffic from 90m this year to 160m p.a. in 2024. Ryanair currently has a team of more than 9,500 highly skilled aviation professionals, and has an industry leading 30-year safety record.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at December 31, 2014 (unaudited)

		At Dec 31,	At Mar 31,
		2014	2014
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,280.3	5,060.3
Intangible assets		46.8	46.8
Available for sale financial assets	8	351.2	260.3
Derivative financial instruments		217.8	0.4
Total non-current assets		5,896.1	5,367.8

Current assets
Inventories		2.0	2.5
Other assets Current tax		120.4 -	124.2 1.1
Trade receivables		54.5	58.1
Derivative financial instruments		312.5	16.7
Restricted cash		7.4	13.3
Financial assets: cash > 3months		3,159.0	1,498.3
Cash and cash equivalents		954.5	1,730.1
Total current assets		4,610.3	3,444.3

Total assets		10,506.4	8,812.1

Current liabilities
Trade payables		137.3	150.0
Accrued expenses and other liabilities		1,158.4	1,561.2
Current maturities of debt		456.2	467.9
Derivative financial instruments		663.1	95.4
Current tax		74.5	-
Total current liabilities		2,489.5	2,274.5

Non-current liabilities
Provisions		159.0	133.9
Derivative financial instruments		154.6	43.2
Deferred tax		371.8	368.6
Other creditors		64.4	90.4
Non-current maturities of debt		3,217.8	2,615.7
Total non-current liabilities		3,967.6	3,251.8

Shareholders' equity
Issued share capital	13	8.8	8.8
Share premium account		716.3	704.2
Capital redemption reserve	13	1.2	1.2
Retained earnings	13	3,315.0	2,465.1
Other reserves		8.0	106.5
Shareholders' equity		4,049.3	3,285.8

Total liabilities and shareholders' equity		10,506.4	8,812.1

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2014 (unaudited)
		Nine months Ended	Nine months Ended
		Dec 31,	Dec 31,
		2014	2013
	Note	€M	€M
Operating revenues
Scheduled revenues		3,632.0	3,257.3
Ancillary revenues		1,037.6	961.9
Total operating revenues - continuing operations		4,669.6	4,219.2

Operating expenses
Fuel and oil		1,623.4	1,656.3
Airport and handling charges		573.4	502.0
Route charges		438.4	427.8
Staff costs		380.6	363.7
Depreciation		287.7	267.7
Marketing, distribution and other		180.5	147.4
Maintenance, materials and repairs		95.6	82.8
Aircraft rentals		85.0	77.3
Total operating expenses		3,664.6	3,525.0

Operating profit - continuing operations		1,005.0	694.2

Other income/(expense)
Finance expense		(57.7)	(63.5)
Finance income		14.9	14.2
Foreign exchange (loss)		(0.4)	(1.3)
Total other expense		(43.2)	(50.6)

Profit before tax		961.8	643.6

Tax expense on profit on ordinary activities	4	(117.9)	(76.9)

Profit for the nine months - all attributable to equity holders of parent		843.9	566.7

Earnings per ordinary share (in € cent)
Basic	10	60.95	39.79
Diluted	10	60.84	39.67
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,384.6	1,424.1
Diluted	10	1,387.4	1,428.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2014 (unaudited)
		Quarter	Quarter
		Ended	Ended
		Dec 31,	Dec 31,
		2014	2013
	Note	€M	€M
Operating revenues
Scheduled revenues		835.9	715.2
Ancillary revenues		296.3	249.2
Total operating revenues - continuing operations		1,132.2	964.4

Operating expenses
Fuel and oil		451.9	455.0
Airport and handling charges		165.8	135.0
Route charges		123.0	109.3
Staff costs		115.6	105.1
Depreciation		92.6	85.4
Marketing, distribution and other		56.6	44.0
Maintenance, materials and repairs		30.7	28.9
Aircraft rentals		24.4	24.7
Total operating expenses		1,060.6	987.4

Operating profit - continuing operations		71.6	(23.0)

Other income/(expenses)
Finance expense		(19.9)	(20.8)
Finance income		2.1	2.4
Foreign exchange gain/(loss)		0.5	(0.4)
Total other expense		(17.3)	(18.8)

Profit/(loss) before tax		54.3	(41.8)

Tax (expense)/credit on profit/(loss) on ordinary activities	4	(5.4)	6.6

Profit/(loss) for the quarter - all attributable to equity holders of parent		48.9	(35.2)

Earnings per ordinary share (in € cent)
Basic	10	3.53	(2.50)
Diluted	10	3.52	(2.50)
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,385.9	1,407.3
Diluted	10	1,389.1	1,407.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2014 (unaudited)
	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2014	2013
	€M	€M

Profit for the nine months	843.9	566.7

Other comprehensive income:
Items that will never be reclassified to profit or loss: Net actuarial loss from retirement benefit plan	-	(2.4)
Items that may or will be reclassified to profit or loss in subsequent period:

Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(183.6)	(51.6)

Available for sale financial asset:
Net increase/(decrease) in fair value of available for sale financial asset	90.9	(17.1)

Other comprehensive loss for the nine months, net of income tax	(92.7)	(71.1)

Total comprehensive income for the nine months - all attributable to equity holders of parent	751.2	495.6

  Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2014 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2014	2013
	€M	€M

Profit/(loss) for the quarter	48.9	(35.2)

Other comprehensive income:

Items that may or will be reclassified to profit or loss in subsequent period:

Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(358.6)	27.6

Available for sale financial asset:
Net increase/(decrease) in fair value of available for sale financial asset	125.1	(37.9)

Other comprehensive loss for the quarter, net of income tax	(233.5)	(10.3)

Total comprehensive loss for the quarter - all attributable to equity holders of parent	(184.6)	(45.5)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2014 (unaudited)
		Nine months	Nine months
		Ended	Ended
		Dec 31,	Dec 31,
		2014	2013
	Note	€M	€M
Operating activities
Profit after tax		843.9	566.7

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation		287.7	267.7
Decrease in inventories		0.5	0.5
Tax expense on profit on ordinary activities		117.9	76.9
Decrease in trade receivables		3.6	2.3
Decrease/(increase) in other current assets		4.6	(15.3)
(Decrease) in trade payables		(12.7)	(11.0)
(Decrease) in accrued expenses		(415.0)	(516.5)
(Decrease) in other creditors		(26.0)	(28.1)
Increase/(decrease) in provisions		25.1	(9.2)
Increase in finance expense		12.2	2.2
(Increase)/decrease in finance income		(0.8)	0.5
Retirement costs		-	(1.4)
Share based payments		(0.2)	1.5
Income tax paid		(18.3)	(14.4)

Net cash provided by operating activities		822.5	322.4

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(507.7)	(366.7)
Decrease in restricted cash		5.9	9.1
(Increase)/decrease in financial assets: cash > 3months		(1,660.7)	368.3
Net cash (used in)/provided by investing activities		(2,162.5)	10.7

Financing activities
Net proceeds from shares issued		12.1	8.7
Bond proceeds	14	845.9	-
Repayments of long term borrowings		(293.6)	(284.6)
Shares purchased under share buy-back programme	13	-	(413.9)
Net cash provided by/(used in) financing activities		564.4	(689.8)

(Decrease) in cash and cash equivalents		(775.6)	(356.7)
Cash and cash equivalents at beginning of the period		1,730.1	1,240.9
Cash and cash equivalents at end of the period		954.5	884.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2014 (unaudited)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6
Profit for the nine months				566.7				566.7
Other comprehensive income
Revaluation of retirement benefits plan	-	-	-	(2.4)	-	-	-	(2.4)
Net movements into cash flow reserve	-	-	-	-	-	(51.6)	-	(51.6)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	(17.1)	(17.1)
Total other comprehensive income	-	-	-	(2.4)	-	(51.6)	(17.1)	(71.1)
Total comprehensive income	-	-	-	564.3	-	(51.6)	(17.1)	495.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.8	-	8.7	-	-	-	-	8.7
Repurchase of ordinary equity shares	-	-	-	(413.9)	-	-	-	(413.9)
Cancellation of repurchased ordinary shares	(59.6)	(0.4)	-	-	0.4	-	-	-
Share-based payments	-	-	-	-	-	-	1.5	1.5
Transfer of exercised and expired share based awards	-	-	-	3.8	-	-	(3.8)	-
Balance at December 31, 2013	1,390.3	8.8	696.5	2,572.8	1.2	(51.1)	136.3	3,364.5
Profit for the period	-	-	-	(43.9)	-	-	-	(43.9)
Other comprehensive income
Net actuarial losses from retirement benefit plans	-	-	-	0.8	-	-	-	0.8
Net movements in cash flow reserve	-	-	-	-	-	(32.1)	-	(32.1)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	56.2	56.2
Total other comprehensive income	-	-	-	0.8	-	(32.1)	56.2	24.9
Total comprehensive income/(expense)	-	-	-	(43.1)	-	(32.1)	56.2	(19.0)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.9	-	7.7	-	-	-	-	7.7
Share-based payments	-	-	-	-	-	-	0.4	0.4
Repurchase of ordinary equity shares	-	-	-	(67.8)	-	-	-	(67.8)
Cancellation of repurchased ordinary shares	(9.9)	-	-	-	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	3.2	-	-	(3.2)	-
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	(83.2)	189.7	3,285.8

Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2014 (unaudited) (contd)
						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	(83.2)	189.7	3,285.8
Profit for the period				843.9				843.9
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(183.6)	-	(183.6)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	90.9	90.9
Total other comprehensive income	-	-	-	-	-	(183.6)	90.9	(92.7)
Total comprehensive income/(expense)	-	-	-	843.9	-	(183.6)	90.9	751.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	4.1	-	12.1	-	-	-	-	12.1
Share-based payments	-	-	-	-	-	-	0.2	0.2
Transfer of exercised and expired share based awards	-	-	-	6.0	-	-	(6.0)	-
Balance at December 31, 2014	1,387.4	8.8	716.3	3,315.0	1.2	(266.8)	274.8	4,049.3

Ryanair Holdings plc and Subsidiaries
Operating and Financial Overview

Detailed Discussion and Analysis for the nine months ended December 31, 2014

Profit after tax increased by 49% to €843.9m primarily due to a 4% increase in average fares and a stronger load factor (up 4 points to 88%), partially offset by a 4% increase in total operating expenses.  Total operating revenues increased by 11% to €4,669.6m, primarily due to a 12% increase in scheduled revenues to €3,632.0m, driven by the 4% increase in average fare, aided by the timing of Easter in the first quarter and its absence in the prior year comparative, along with a 4 percentage point increase in load factor.  Ancillary revenues rose by 8%, ahead of the growth in passenger numbers, to €1,037.6m.  Fuel, which represents 44% of total operating costs in the current period and 47% in the comparative period, decreased by 2% to €1,623.4m due to a lower euro price per gallon paid.  Unit costs excluding fuel rose by 2%, however, including fuel unit costs fell by 3%.  Operating margin, as a result of the above, increased by 5 points to 22% whilst operating profit increased by 45% to €1,005.0m.

Total operating revenues increased by 11% to €4,669.6m primarily due to (i) a 4% increase in average fare, (ii) a 7% increase in traffic to 72.1m and strong load factor (88%), (iii) the timing of Easter in the first quarter and its absence in the prior year comparative and (iv) the strength of sterling to the euro. Ancillary revenues increased by 8%, ahead of the 7% increase in passenger numbers.

Total revenue per passenger rose by 3%, primarily due to the strong growth in scheduled revenues.

Scheduled passenger revenues increased by 12% to €3,632.0m due to a 4% rise in average fares, partially due to the timing of Easter and its absence in the prior year comparative, along with strong load factors and the strength of sterling to the euro. Load factor rose by 4 points to 88%.

Ancillary revenues increased by 8% to €1,037.6m, ahead of the 7% increase in passenger numbers.

Total operating expenses increased by 4% to €3,664.6m due to the increased costs associated with the growth of the airline offset by a 2% reduction in fuel costs.

Fuel & oil costs decreased by 2% to €1,623.4m due to a lower euro fuel price per gallon in the period.

Airport & handling charges increased by 14%, as expected, to €573.4m, due to the mix of new routes and bases launched at primary airports, a 7% increase in passenger numbers and the strengthening of sterling against the euro.

Route charges increased by 2% to €438.4m in line with the increase in sectors flown.

Staff costs increased by 5% to €380.6m due to the increased level of activity, the impact of a 2% pay increase granted in April 2014, and the strength of sterling to the euro.

Depreciation increased by 7% to €287.7m due to 5 aircraft deliveries, the purchase of 10 spare engines in the period, and the higher level of maintenance activity during the period.

Marketing, distribution & other costs, which include ancillary costs, increased by 22% to €180.5m, mainly due to higher marketing spend to support Ryanair's "Always Getting Better" customer programme and the launch of new routes and bases.

Maintenance costs increased by 15% to €95.6m, primarily due to the inclusion in the prior year comparative of a one off credit of €3.7m arising from the renegotiation of certain maintenance contracts. The remainder of the increase is due to line maintenance costs resulting from the launch of new bases and unscheduled maintenance costs.

Aircraft rental costs increased by 10% to €85.0m, reflecting short term leases over the summer, offset by a lower number of leased aircraft in the period (Dec 31, 2014: 51) compared to the prior year (Dec 31, 2013: 53).

Operating margin increased by 5 points to 22% due to the reasons outlined above and operating profits have increased by 45% to €1,005.0m.

Finance expense decreased by 9% to €57.7m due to lower interest rates.

Finance income increased by 5% to €14.9m primarily due to higher cash.

Balance sheet

Gross cash increased by €879.2m since March 31, 2014 to €4,120.9m and Gross debt rose by €590.4m to €3,674.0m.  The Group generated €822.5m cash from operating activities and approximately €846.0m from its debut Eurobond issuance in June 2014 (see note 14). This funded net capital expenditure of €507.7m and debt repayments of €293.6m. As a result the Group's Net cash position was €446.9m at the period end (March 31, 2014: €158.1m).

Shareholders' equity increased by €763.5m to €4,049.3m in the period due to the net profit after tax of €843.9m and the impact of IFRS accounting treatment for derivatives and changes in unrealised gains on available for sale financial assets.

Detailed Discussion and Analysis for the quarter ended December 31, 2014

The Group had a Profit after tax of €48.9m compared to a loss after tax of €35.2m in the comparative period, primarily due to a stronger load factor (up 6 points to 88%) and a 2% increase in average fares, partially offset by a 7% increase in total operating expenses.  Total operating revenues increased by 17% to €1,132.2m, primarily due to a 17% increase in scheduled revenues to €835.9m, driven by a strong load factor and a 2% increase in average fare.  Ancillary revenue was up 19%, ahead of the growth in traffic, to €296.3m.  Fuel, which represents 43% of total operating costs in the current quarter and 46% in the comparative quarter, decreased by 1% to €451.9m due to a lower euro price per gallon paid.  Unit costs excluding fuel remained flat, however, including fuel unit costs fell by 6%.  As a result of the above, there was an operating profit of €71.6m compared to an operation loss of €23.0m in the comparative quarter.

Total operating revenues increased by 17% to €1,132.2m primarily due to a 14% increase in traffic to 20.8m, a 2% increase in average fare and the stronger sterling against the euro.  Ancillary revenues grew by 19%, ahead of the 14% increase in passenger numbers.

Total revenue per passenger rose by 3%, due to the strong growth in both scheduled and ancillary revenues.

Scheduled passenger revenues increased by 17% to €835.9m due to a 2% rise in average fares, strong load factors and the strength of sterling to the euro. Load factor rose by 6 points to 88%.

Ancillary revenues increased by 19% to €296.3m, faster than the 14% increase in passenger numbers, due to a combination of an improved product mix, the roll out of reserved seating across the network, the early release of the 2015 summer schedule which increased administration and credit card fees and the strength of sterling to the euro.

Total operating expenses increased by 7% to €1,060.6m due to the increased costs associated with the growth of the airline offset by a 1% reduction in fuel costs.

Fuel & oil costs decreased by 1% to €451.9m due to a lower euro fuel price per gallon in the quarter.

Airport & handling charges increased by 23%, as expected, to €165.8m due to the mix of new routes and bases launched at primary airports as part of the expanded winter schedule, a 14% increase in passenger numbers and the strengthening of sterling against the euro.

Route charges increased by €13.7m to €123.0m as the number of sectors flown increased, and sterling strengthened against the euro.

Staff costs increased by 10% to €115.6m due to the increased level of activity, a 2% pay increase granted in April 2014 and the strengthening of the sterling against the euro.

Depreciation increased by 8% to €92.6m due to the delivery of 3 new aircraft in the period and the higher level of maintenance activity during the quarter.

Marketing, distribution & other costs, which include ancillary costs, increased by 29% to €56.6m, due to higher marketing spend to support Ryanair's "Always Getting Better" customer programme and the launch of new routes and bases.

Maintenance costs increased by 6% to €30.7m in line with the increase in the flight hours.

Aircraft rental costs decreased by 1% to €24.4m due to a lower number of leased aircraft (Dec 31, 2014: 51) compared to the prior year (Dec 31, 2013: 53).

Due to the reasons outlined above operating profits are €71.6m compared to an operating loss of €23.0m in the comparative quarter.

Finance expense decreased by 4% to €19.9m due to lower interest rates.

Finance income remained relatively flat at €2.1m due to the higher cash balance offset by lower interest rates.

Ryanair Holdings plc
Interim Management Report
Introduction

This financial report for the nine months ended December 31, 2014 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Principal risks and uncertainties relating to the remaining three months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the nine month period ended December 31, 2014 compared to the nine month period ended December 31, 2013, including important events that occurred during the nine months, are set forth above in the Operating and Financial Overview.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 106 and 107 of our 2014 annual report.  In addition, Michael Cawley joined the board on August 07, 2014.

Related party transactions

Please see note 15.

Post balance sheet events

Please see note 16.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.                   Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2014 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2014 Annual Report for the year, ended March 31, 2014, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2014, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2014 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2014, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine month period ended December 31, 2014 on January 30, 2015.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board.

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and are effective under those standards for the first time for the financial year beginning on or after January 1, 2014, and have also been endorsed by the EU, have been applied by the Group for the first time in these interim consolidated financial statements;

• IAS 32 (amendment) "Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after January 1, 2014).

• IAS 39 (amendment) "Novation of Derivatives and Continuation of Hedge Accounting" (effective for fiscal periods beginning on or after January 1, 2014).

• IFRIC 21 "Levies" (effective for fiscal periods beginning on or after January 1, 2014).

• IAS 36 (amendment) "Recoverable Amount Disclosures for Non-Financial Assets" (effective for fiscal period beginning on or after January 1, 2014).

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the period ended December 31, 2014.

The following new or revised IFRS standards and IFRIC interpretations which have not yet been endorsed by the EU will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective for fiscal periods beginning on or after July 1, 2014).

• IFRS 9, "Financial Instruments" (2014) (effective for fiscal periods beginning on or after January 1, 2018).

• "Annual Improvements to IFRSs". 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

• "Annual Improvements to IFRSs". 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

• "Annual Improvements to IFRSs". 2012-2014 Cycle (effective for fiscal periods beginning on or after July 1, 2016).

• Amendments to IFRS 10/IAS 28 - Sales or contributions of assets between an investor and its associate/joint venture (effective for fiscal periods beginning on or after January 1, 2016).

• Amendments to IFRS 11: "Accounting for Acquisitions of Interests in Joint Operations" (effective for fiscal periods beginning on or after January 1, 2016).

• IFRS 14, "Regulators Deferral Accounts" (effective for fiscal periods beginning on or after January 1, 2016).

• Amendments to IAS 16 and IAS 38: "Clarification of Acceptable Methods of Depreciation and Amortisation" (effective for fiscal periods beginning on or after January 1, 2016).

• IAS 15, "Revenue from Contracts with Customers" (effective for fiscal periods beginning on or after January 1, 2017).

2.                    Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.                   Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the period ended December 31, 2014 was 12.3% (December 31, 2013: 11.9%).  The tax charge for the period ended December 31, 2014 of €117.9m (December 31, 2013: €76.9m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.                   Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.

The Company granted options over 15 million shares in the period, under the terms of the 2013 Share Option Scheme approved by the Shareholders at the AGM on September 20, 2013 ("Option Plan 2013"). The fair value of these options is being recognised within the income statement in accordance with employee services rendered.

6.                   Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.                   Capital commitments

At December 31, 2014 Ryanair had an operating fleet of 302 (2013: 298) Boeing 737-800NG aircraft.  The Group has agreed to purchase 180 new Boeing 737 800NG aircraft during the periods Fiscal 2015 to Fiscal 2019 of which 5 aircraft were delivered in the period ended December 31, 2014.

In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options purchases) Boeing 737 Max 200 aircraft from The Boeing Corporation during the period Fiscal 2019 to Fiscal 2024. This agreement was approved at an EGM on November 28, 2014.

8.                   Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €260.3m at March 31, 2014 to €351.2m at December 31, 2014 is comprised of a unrealised gain of €90.9m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from approximately €1.64 per share at March 31, 2014 to approximately €2.21 per share at December 31, 2014.

9.                Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2014	2013
	€M	€'M
External revenues	4,669.6	4,219.2

Reportable segment profit after income tax	843.9	566.7

	At Dec 31, 2013 €M	At Mar 31, 2014 €M
Reportable segment assets (excludes the available for sale financial asset)	10,155.2	8,551.8

10.              Earnings per share

	Nine months	Nine Months	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2014	2013	2014	2013

Basic earnings/(losses) per ordinary share euro cent	60.95	39.79	3.53	(2.50)
Diluted earnings/(losses) per ordinary share euro cent	60.84	39.67	3.52	(2.50)
Weighted average number of ordinary shares (in M's) - basic	1,384.6	1,424.1	1,385.9	1,407.3
Weighted average number of ordinary shares (in M's) - diluted	1,387.4	1,428.7	1,389.1	1,407.3

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 2.8m (2013: 4.6m).

11.                 Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the period to December, 2014 amounted to €507.7m and primarily relates to aircraft pre delivery payments, 5 aircraft deliveries and 10 new spare engines.

12.              Financial instruments and financial risk management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Company uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2014 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
•   Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
•   Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
•   Level 3: unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Company's financial instruments:

Financial instruments measured at fair value

•   Available for sale: The fair value of available for sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
•   Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
•   Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2014 has been used to establish fair      value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the period to December 31, 2014, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments disclosed at fair value

•   Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2014 to arrive at a fair value       representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the period to December 31, 2014 that affect the fair value of our financial assets and financial liabilities.

12.     Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Dec 31, 2014 Carrying amount	At Dec 31, 2014 Fair value	At Mar 31, 2014 Carrying amount	At Mar 31, 2014 Fair Value
	€M	€M	€M	€M
Non-current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	217.8	217.8	-	-
- Jet fuel derivative contracts	-	-	0.4	0.4
	217.8	217.8	0.4	0.4
- Available-for-sale financial assets	351.2	351.2	260.3	260.3
	569.0	569.0	260.7	260.7
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	312.5	312.5	-	-
- Jet fuel derivative contracts	-	-	16.7	16.7
	312.5	312.5	16.7	16.7
Trade receivables	54.5	54.5	58.1	58.1
Cash and cash equivalents	954.5	954.5	1,730.1	1,730.1
Financial asset: cash > 3 months	3,159.0	3,159.0	1,498.3	1,498.3
Restricted cash	7.4	7.4	13.3	13.3
Other assets	3.4	3.4	2.6	2.6
	4,491.3	4,491.3	3,319.1	3,319.1
Total financial assets	5,060.3	5,060.3	3,579.8	3,579.8
	At Dec 31, 2014 Carrying amount	At Dec 31, 2014 Fair value	At Mar 31, 2014 Carrying a mount	At Mar 31, 2014 Fair Value
	€M	€M	€M	€M
Non-current financial liabilities
Derivative financial instruments:-
- Interest rate swaps	18.6	18.6	41.4	41.4
- U.S. dollar currency forward contracts	136.0	136.0	1.8	1.8
	154.6	154.6	43.2	43.2
Long-term debt	3,217.8	3,306.8	2,615.7	2,660.9
	3,372.4	3,461.4	2,658.9	2,704.1
Current financial liabilities
Derivative financial instruments:-
- Interest rate swaps	21.2	21.2	31.0	31.0
- U.S. dollar currency forward contracts	-	-	64.4	64.4
- Jet fuel derivative contracts	641.9	641.9	-	-
	663.1	663.1	95.4	95.4
Long-term debt	456.2	456.2	467.9	467.9
Trade payables	137.3	137.3	150.0	150.0
Accrued expenses	1,149.5	1,149.5	1,554.5	1,554.5
	2,406.1	2,406.1	2,267.8	2,267.8
Total financial liabilities	5,778.5	5,867.5	4,926.7	4,971.7

13.     Share buy-back

There were no share buy-backs in the period.  In the period ended December 30, 2013, the Company bought back 59.6m ordinary shares at a total cost of €413.9m.  This was equivalent to approximately 4.2% of the Company's issued share capital.  All ordinary shares repurchased were cancelled.  Accordingly, share capital decreased by 59.6m ordinary shares with a nominal value of €0.4m and the capital redemption reserve increased by a corresponding €0.4m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.     Eurobond

In June 2014, Ryanair issued a 7 year unsecured eurobond, under its EMTN (Euro Medium Term Note) programme, with a fixed coupon of 1.875% per annum and a notional principal of €850.0m. The issue price on the bond was 99.52%.

15.     Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the period ended December 31, 2014 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2014 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

In October 2014, Michael O'Leary (Chief Executive Officer) signed a new 5 year contract which commits him to the Company until September 2019. This new contract replaces a rolling 12 month arrangement under which Mr O'Leary has worked as Chief Executive of the airline since Ryanair Holdings Plc first floated in 1997.

16.     Post balance sheet events

None.

    Ryanair Holdings plc
Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed in our 2014 Annual Report, and Michael Cawley confirm that, to the best of each person's knowledge and belief:

1)
 The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2014, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable.

2)	The interim management report includes a fair review of the information required by:

            (i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the nine months ended December 31, 2014 and their impact on the                    condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the three months ending March 31, 2015; and

            (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the nine months ended December 31, 2014 and that have materially affected the                    financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2014 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                     Michael O'Leary
Chairman                                                                    Chief Executive
January 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 February 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary